July 25, 2008

VIA EDGAR AND OVERNIGHT MAIL

Ms. Ivette Leon
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3720
Washington, DC  20549

Re:	Xfone, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 1-32521
Filed on March 31, 2008 and amended on April 15, 2008
and Form 8-K/A filed on April 16, 2008

Dear Ms. Leon:

We are counsel to Xfone, Inc. (“Xfone,” the “Company” or “our client”).  On behalf of our client, we are providing the following additional responses to comment nos. 1 and 2 of the Staff’s comments of June 24, 2008, relating to the above-captioned filings, pursuant to our telephone conversation on July 11, 2008.  Please note that for the Staff’s convenience, we have recited the comments and provided the Company’s response to each comment immediately thereafter.

Financial Statements

Report of independent accountants, page F-1

1.
Since your auditor made reference to the work of another auditor, you should include the auditor's report on Xfone 018 in the Form 10-K for the year ended December 31, 2007 and in the S-1 filed on April 17, 2008. Please revise.

The Company has filed Amendment No. 2 to its Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2007, which includes the report of the auditor of Xfone 018 Ltd., Yarel + Partners C.P.A (Isr.) within Item 7, Financial Statements.  We are enclosing a copy of Amendment No. 2 for your convenience.

Note 2 - Significant Accounting Policies

M. Goodwill and indefinite lived purchased intangible assets, page F-17

2.
With a view toward disclosure, tell us in more detail the two-step process for the recognition and measurement of an impairment loss for goodwill. In this regard, also tell us what your reporting units are, how you allocated goodwill amongst the reporting units and the method used to determine the fair value of each reporting unit.

Below please find the language that the Company proposes to add to Note 2, Significant Accounting Policies, of its financial statements in its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008:

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), establishes a method of testing goodwill and other indefinite-lived intangible assets for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company’s assessments involve determining an estimate of the fair value of the Company’s reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill and other indefinite-lived assets exists. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Fair values are derived based on an evaluation of past and expected future performance of the Company’s reporting units. A reporting unit is an operating segment or one level below an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the Company’s executive management team regularly reviews the operating results of that component. In addition, the Company combines and aggregates two or more components of an operating segment as a single reporting unit if the components have similar economic characteristics. The Company’s reportable segments under the guidance of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” are its reporting units.

The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company utilizes the discounted cash flow approach when determining the fair value of each reporting unit as part of its annual assessments. As stated above, goodwill is tested for impairment on an annual basis and more often if indications of impairment exist. The results of the Company’s analysis indicated that no reduction in the carrying amount of goodwill was required.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Jaclyn Amsel
Jaclyn Amsel

cc:	Xfone, Inc.